SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 4)

ZYMOGENETICS, INC.

(Name of Subject Company)

ZYMOGENETICS, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2010 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by ZymoGenetics, Inc., a Washington corporation (the “Company”), relating to the tender offer by Zeus Acquisition Corporation (“Merger Sub”), a Washington corporation and wholly-owned subsidiary of Bristol-Myers Squibb Company (“Parent”), to purchase all outstanding shares of voting common stock of the Company, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO initially filed by Parent and Merger Sub with the SEC on September 10, 2010 (together with the exhibits thereto and as amended and supplemented from time to time prior to the date hereof, the “Schedule TO”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph as a new third paragraph under the subheading entitled “Continuing Employees” in the section entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates”:

“Other than the foregoing, Parent has not made any arrangements with the named executive officers of the Company with respect to continued employment after the Effective Time.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new sixth sentence in the second paragraph under the subheading entitled “Background of the Offer”:

“Parent did not inform the Company as to the reasons for declining to pursue an acquisition of the Company at that time.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following as a new third sentence in the fourth paragraph under the subheading entitled “Background of the Offer”:

“During these discussions and negotiations, the Company entered into confidentiality agreements with several potential partners. One of those confidentiality agreements contains a standstill provision that remains in effect until December 2011 that would preclude the other party to the agreement from making an unsolicited tender offer for the Company, but would not preclude it from approaching the Company or the Board with a superior proposal.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the first sentence of the fifth paragraph under the subheading entitled “Background of the Offer” with the following:

“In October 2009, Dr. Bruce L.A. Carter, Chairman of the Company Board, contacted Dr. Jeremy Levin, Senior Vice President, Strategy, Alliances and Transactions, of Parent to inquire as to Parent’s interest in acquiring all or some portion of the Company’s Shares then held by Warburg Pincus in order to provide a way for Warburg Pincus to reduce its holdings in the Company without selling Shares into the market, and thereby possibly creating downward pressure on the Company’s Share price.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following as a new second sentence in the seventh paragraph under the subheading entitled “Background of the Offer”:

“In conversations with Dr. Carter, representatives of Novo Nordisk had indicated that Novo Nordisk considered its Shares to be a financial rather than a strategic asset, and as such, Novo Nordisk would be willing to consider a sale of its Shares to an acquirer at an appropriate price.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the second sentence of the nineteenth paragraph under the subheading entitled “Background of the Offer” with the following:

“Following a discussion, the Company Board instructed Dr. Carter to call Dr. Levin and inform him that the Company Board was disappointed that Parent’s proposal did not exceed the prior price range, particularly in light of the information which had been provided to Parent during the due diligence meetings on July 20, 2010, including, among other things, the Company’s key products and candidates other than PEG-IFN-lambda, and that the Company Board was not interested in discussing a sale of the Company at a price of $8.75 per share in cash, but remained open to discussing a potential transaction at a significantly higher price.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following as a new sixth sentence at the end of the second to last paragraph under the subheading entitled “Background of the Offer”:

“Also on September 7, 2010, upon the unanimous recommendation of the Compensation Committee of the Company Board, the Company Board (other than Dr. Williams, who was excused from that portion of the meeting) unanimously approved a $400,000 transaction bonus for Dr. Williams, payable at and subject to the occurrence of the Effective Time, in recognition of his strong performance in managing the Company and presenting the Company to Parent in the due diligence process.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the seventh paragraph under the subheading entitled “Certain Financial Forecasts” with the following:

“The following is a summary of the material projected financial information that was included in the Probability Adjusted Forecasts.

($ in millions)(1)	2010 (2)	2011 (2)	2012(2)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Revenue	$82	$134	$126	$135	$170	$197	$201	$275	$356	$398	$458	$547	$632	$692	$717	$732
Net income	$(95)	$(26)	$(46)	$(53)	$(0)	$24	$20	$70	$128	$155	$193	$249	$205	$213	$219	$221
Free cash flow	$(98)	$(23)	$(39)	$(58)	$(15)	$11	$11	$27	$63	$90	$108	$137	$167	$193	$207	$212

(1)	The projected financial information summarized above was based upon the following assumptions as to probability of technical success:

Product/Candidate	Assumed probability of technical success
RECOTHROM®	100%
PEG-IFN-lambda	33%
IL-21	23%
IL-31 mAb	7.5%
Pre-Clinical Candidates	5%

Included in the Probability Adjusted Forecasts are projections of the Company’s net operating losses and stock-based compensation expense. Expenses for near-term stock-based compensation were based on the Company’s historical experience. Longer-term projections for stock-based compensation expenses were based on stock-based compensation expenses for more mature companies.

(2)	The projected financial information that was included in the Probability Adjusted Forecasts excludes deferred revenue (which is a non-cash item) related to $200 million of upfront and milestone payments received in 2009 from Parent under the Collaboration Agreement, which was forecasted to be $78 million, $47 million and $12 million in 2010, 2011 and 2012, respectively.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the tenth paragraph under the subheading entitled “Opinion of the Company’s Financial Advisor” with the following:

“Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per share based on the Probability Adjusted Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2010 through 2025, which were then discounted to September 30, 2010 using a mid-year convention, and included present value of future estimated net operating loss carryforwards. In addition, stock based compensation expense was treated as a cash expense for purposes of determining unlevered free cash flow. Goldman Sachs calculated implied prices per share of the Shares using illustrative terminal values in the year 2025 based on perpetuity growth rates ranging from 2.0% to 3.0%. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Probability Adjusted Forecasts and market expectations regarding long-term growth of gross domestic product and inflation. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 10.0% to 14.0%. This range of discount rates was derived by Goldman Sachs utilizing a weighted average cost of capital analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for selected companies which exhibited similar business characteristics to the Company (the “Selected Companies”), as well as certain financial metrics for the Company, including its capital structure, and the United States equity markets generally. The applied discount rates ranging from 10.0% to 14.0% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. Goldman Sachs also assumed net debt based on the Company’s June 30, 2010 balance sheet figures. In its weighted average cost of capital sensitivity analysis, Goldman Sachs unlevered the betas of the Selected Companies to arrive at a selected unlevered beta range of 1.00 to 1.50, and selected a target net debt to equity ratio range of 10.0% to (30.0%). This analysis resulted in a range of implied present values of $7.66 to $14.55 per share.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the eleventh paragraph under the subheading entitled “Opinion of the Company’s Financial Advisor” with the following:

“Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative present value of future share price analysis, which is designed to provide an indication of the present value of the potential future share price of a company’s equity as a function of the company’s potential future earnings and its assumed price to forward earnings per share multiple. Goldman Sachs calculated implied equity values per share for calendar year 2018 by applying price to net income per share multiples ranging from 18.0x to 22.0x to estimates of 2019 net income from the Probability Adjusted Forecasts. These illustrative 18.0x to 22.0x price to net income per share multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the price to net income per share multiples observed for higher growth, profitable companies in the biotechnology industry. Goldman Sachs selected calendar year 2018 based on its professional judgment that management’s projections for the Company indicated a more normalized net income growth rate in calendar year 2019 going forward following several years of rapid growth, which is generally consistent with mature companies in the biotechnology industry. Goldman Sachs then calculated the present value of the implied per share equity values using discount rates ranging from 10.0% to 14.0%. This range of discount rates was derived by Goldman Sachs utilizing a cost of equity analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for the Selected Companies, as well as certain financial metrics for the Company, including its capital structure, and the United States equity markets generally. The applied discount rates ranging from 10.0% to 14.0% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in a range of implied present value per share of $6.83 to $11.21.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph as a new paragraph at the end of the section entitled “Litigation”:

“While the Company, the members of the Company Board, Parent and Merger Sub believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such lawsuits, on October 5, 2010, they entered into a memorandum of understanding (“MOU”) with the parties to such purported class action lawsuits pending in King County Superior Court, pursuant to which the defendants and such parties agreed to settle the lawsuits. Subject to court approval and further definitive documentation, the MOU resolves the claims brought by the plaintiffs in all of the aforementioned lawsuits against the defendants in relation to the Transactions and provides a release and settlement by the purported class of the Company’s shareholders of all claims against the defendants and their affiliates and agents in connection with the Transactions. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions between and among the parties and their counsel, that the Company would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in this Amendment No. 4 to the Schedule 14D-9), that Parent would provide additional supplemental disclosures to its Schedule TO (such disclosures being set forth in Amendment No. 6 to the Schedule TO) and that the Company or its successors will pay $625,000 for the fees and expenses of plaintiffs’ lead counsel in the actions pending in King County Superior Court. The settlement, including the payment by the Company or Parent of any such fees, is also contingent upon, among other things, consummation of the Transactions and the approval of the King County Superior Court. In the event that the MOU is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend these actions. This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(1)(L) to this Schedule 14D-9 and which is incorporated herein by reference.”

Item 9.	Exhibit List.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(L)	Memorandum of Understanding

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZYMOGENETICS, INC.

By:	/s/ JAMES A. JOHNSON
Name:	James A. Johnson
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: October 5, 2010